UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)    ☐

Gas Natural SDG, S.A.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Spain

(Jurisdiction of Subject Company’s Incorporation or Organization)

Gas Natural SDG, S.A.

(Name of Person(s) Furnishing Form)

New ordinary shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Carlos J. Álvarez

Gas Natural SDG, S.A.

Plaza de Gas, No. 1

08003 Barcelona

Spain

Telephone: +34 93 402 5891

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 13, 2009

(Date Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.
99.1	International Offering Memorandum relating to the rights offering, dated March 12, 2009.
99.2	Notice published in the Wall Street Journal relating to the rights offering, dated March 16, 2009.

Item 2. Informational Legends

This rights offering is made for the securities of a company organized in Spain. The offer is subject to Spanish disclosure requirements, which are different from those of the United States. Financial statements included in the document have been prepared in accordance with International Financial Reporting Standards, which may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since we are located in Spain, and some or all of our officers and directors may be residents of Spain. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.
Not applicable

PART III—CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Gas Natural SDG, S.A. with the Securities and Exchange Commission concurrently with the furnishing of this Form CB.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ CARLOS J. ÁLVAREZ
(Signature)

CARLOS J. ÁLVAREZ, Chief Financial Officer
(Name and Title)

March 16, 2009
(Date)